Filed Pursuant to Rule 433

Dated July 19, 2010

Registration Statement: No. 333-156152

The Charles Schwab Corporation

$600,000,000

4.45% SENIOR NOTES DUE 2020

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation, a Delaware corporation

Expected Ratings*:	A2/A/A (Moody’s/S&P/Fitch)

Title of Securities:	4.45% Senior Notes due 2020

Aggregate Principal Amount:	$600,000,000

Trade Date:	July 19, 2010

Settlement Date:	July 22, 2010 (T+3)

Maturity Date:	July 22, 2020

Coupon:	4.45% per annum

Interest Payment Dates:	January 22 and July 22, commencing on January 22, 2011

Benchmark US Treasury:	3.50% UST due 05/2020

Benchmark US Treasury Price/Yield:	$104-16+ / 2.966%

Re-offer Spread to Benchmark Treasury:	T+150 basis points

Re-offer Yield:	4.466%

Make-whole Call:	Treasury Rate plus 25 basis points

Price to Public:	99.872%

Gross Proceeds to CSC:	$599,232,000

Underwriting Commission per note paid by CSC:	0.65%

Aggregate Underwriting Commission paid by CSC:	$3,900,000

Net Proceeds to CSC (after underwriting discounts or commissions):	$595,332,000

CUSIP/ISIN:	808513AD7 / US808513AD76

Sole Book-Running Manager:	J.P. Morgan Securities Inc. (50%)

Joint Lead Managers:	Citigroup Global Markets Inc. (15%) UBS Securities LLC (15%)

Co-Managers:	Credit Suisse Securities (USA) LLC (10%) Wells Fargo Securities, LLC (10%)

*	A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533.

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